Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2026 FOURTH QUARTER AND FULL YEAR RESULTS

Gurugram, India and New York, May 19, 2026 — MakeMyTrip Limited (NASDAQ: MMYT), India’s leading travel service provider, today announced its unaudited financial and operating results for its fiscal fourth quarter and full fiscal year ended March 31, 2026.

(in thousands)	For the three months ended March 31, 2025	For the three months ended March 31, 2026	YoY Change	YoY Change in constant currency(1)	For the Year ended March 31, 2025	For the Year ended March 31, 2026	YoY Change	YoY Change in constant currency(1)
Financial Summary as per IFRS
Revenue	$245,462	$250,116	1.9%	6.7%	$978,336	$1,043,991	6.7%	10.7%
Air Ticketing	$61,628	$58,726	-4.7%	0.1%	$241,529	$239,948	-0.7%	3.3%
Hotels and Packages	$123,278	$121,768	-1.2%	3.5%	$520,411	$533,063	2.4%	6.1%
Bus Ticketing	$33,500	$35,944	7.3%	11.4%	$119,361	$145,271	21.7%	25.6%
Others	$27,056	$33,678	24.5%	30.6%	$97,035	$125,709	29.6%	35.0%
Results from Operating Activities	$31,232	$40,288	29.0%		$119,889	$155,975	30.1%
Profit for the period(2)	$29,220	$24,319	-16.8%		$95,274	$51,670	-45.8%
Financial Summary as per non-IFRS measures
Adjusted Margin(3)
Air Ticketing	$94,192	$99,320	5.4%	10.7%	$373,092	$407,078	9.1%	13.4%
Hotels and Packages	$109,608	$115,929	5.8%	11.5%	$429,477	$476,802	11.0%	15.7%
Bus Ticketing	$36,475	$41,125	12.7%	17.1%	$130,967	$163,878	25.1%	29.3%
Others	$20,919	$25,371	21.3%	27.1%	$72,026	$94,899	31.8%	37.1%
Adjusted Operating Profit(3)	$44,712	$46,524	4.1%		$167,322	$188,758	12.8%
Adjusted Net Profit(3)	$48,102	$33,788	-29.8%		$178,222	$170,950	-4.1%
Gross Bookings	$2,553,146	$2,550,531	-0.1%	4.8%	$9,803,147	$10,390,842	6.0%	10.4%
Air Ticketing	$1,531,036	$1,436,856	-6.2%	-1.4%	$5,867,918	$5,830,789	-0.6%	3.5%
Hotels and Packages	$607,402	$638,910	5.2%	10.8%	$2,417,425	$2,661,077	10.1%	14.8%
Bus Ticketing	$341,273	$403,537	18.2%	22.7%	$1,249,564	$1,602,407	28.2%	32.9%
Other Transport Services	$73,435	$71,228	-3.0%	2.4%	$268,240	$296,569	10.6%	15.5%

Notes:

(1)
Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the rates in effect during the comparable fiscal period in the prior fiscal year. This is a non-IFRS measure. For more information, see “Reconciliation of revenue and Adjusted Margin in terms of reported and constant currency amount and growth” elsewhere in this release. IFRS refers to IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).
(2)
Includes a gain of $30.6 million due to the change in carrying value of our $230.0 million in aggregate principal amount of 0.00% convertible senior notes due 2028 (the “2028 Notes”) measured at amortized cost in the quarter and year ended March 31, 2026.

(3)
This is a non-IFRS measure. For more information, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release. Reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of this release.

Financial Highlights for Fiscal 2026 Fourth Quarter and Full Year

(Year over Year (YoY) growth % is based on constant currency(1))

•
Gross Bookings increased by 4.8% YoY in 4Q26 to $2,550.5 million and by 10.4% YoY in FY26 to $10,390.8 million.
•
Adjusted Margin(3) – Air Ticketing increased by 10.7% YoY in 4Q26 to $99.3 million and by 13.4% YoY in FY26 to $407.1 million.
•
Adjusted Margin(3) – Hotels and Packages increased by 11.5% YoY in 4Q26 to $115.9 million and by 15.7% YoY in FY26 to $476.8 million.
•
Adjusted Margin(3) – Bus Ticketing increased by 17.1% YoY in 4Q26 to $41.1 million and by 29.3% YoY in FY26 to $163.9 million.
•
Adjusted Margin(3) – Others increased by 27.1% YoY in 4Q26 to $25.4 million and by 37.1% YoY in FY26 to $94.9 million.
•
Adjusted Operating Profit(3) improved to $46.5 million in 4Q26 versus $44.7 million in 4Q25, reflecting an improvement of $1.8 million YoY. Adjusted Operating Profit(3) increased to $188.8 million in FY26 versus $167.3 million in FY25, reflecting an improvement of $21.5 million.

Reconciliation of revenue and Adjusted Margin in terms of reported and constant currency amount and growth

The following tables reconcile our revenue (an IFRS measure) and Adjusted Margin (a segment profitability measure) in terms of reported amount and constant currency(1)amount for the periods indicated:

(Unaudited)	For the three months ended March 31, 2026
	Revenue					Adjusted Margin
Reported Amount and Constant Currency Amount	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Amount	58,726	121,768	35,944	33,678	250,116	99,320	115,929	41,125	25,371
Impact of Foreign Currency Translation	2,989	5,839	1,364	1,661	11,853	4,975	6,260	1,576	1,222
Constant Currency Amount	61,715	127,607	37,308	35,339	261,969	104,295	122,189	42,701	26,593

(Unaudited)	For the year ended March 31, 2026
	Revenue					Adjusted Margin
Reported Amount and Constant Currency Amount	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Amount	239,948	533,063	145,271	125,709	1,043,991	407,078	476,802	163,878	94,899
Impact of Foreign Currency Translation	9,602	19,071	4,675	5,251	38,599	15,980	20,122	5,404	3,866
Constant Currency Amount	249,550	552,134	149,946	130,960	1,082,590	423,058	496,924	169,282	98,765

The following tables reconcile our revenue (an IFRS measure) and Adjusted Margin (a segment profitability measure) in terms of reported growth and constant currency(1) growth for the periods indicated:

(Unaudited)	For the three months ended March 31, 2026
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	-4.7%	-1.2%	7.3%	24.5%	1.9%	5.4%	5.8%	12.7%	21.3%
Impact of Foreign Currency Translation	4.8%	4.7%	4.1%	6.1%	4.8%	5.3%	5.7%	4.4%	5.8%
Constant Currency Growth	0.1%	3.5%	11.4%	30.6%	6.7%	10.7%	11.5%	17.1%	27.1%

(Unaudited)	For the year ended March 31, 2026
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	-0.7%	2.4%	21.7%	29.6%	6.7%	9.1%	11.0%	25.1%	31.8%
Impact of Foreign Currency Translation	4.0%	3.7%	3.9%	5.4%	4.0%	4.3%	4.7%	4.2%	5.3%
Constant Currency Growth	3.3%	6.1%	25.6%	35.0%	10.7%	13.4%	15.7%	29.3%	37.1%

Fiscal 2026 Fourth Quarter Financial Results

Our overall results and growth for the quarter ended March 31, 2026 were impacted for a number of reasons. Although we recorded strong year-on-year growth in January 2026, our growth in February and March 2026 was lower in view of the impact of Maha Kumbh Mela, a significant pilgrimage festival in February 2025 and the ongoing West Asia conflict.

Revenue. We generated revenue of $250.1 million in the quarter ended March 31, 2026, an increase of 1.9% (6.7% in constant currency(1)) over revenue of $245.5 million in the quarter ended March 31, 2025.

This increase in revenue was primarily attributable to an increase of 7.3% (11.4% in constant currency) in revenue from our bus ticketing business, and an increase of 24.5% (30.6% in constant currency) in revenue from our others business, partially offset by a decrease of 4.7% (an increase of 0.1% in constant currency) in revenue from our air ticketing business and a decrease of 1.2% (an increase of 3.5% in constant currency) in revenue from our hotels and packages business, each as further described below.

The table below summarizes our segment profitability in terms of revenue and Adjusted Margin in each segment. For more information on non-IFRS measures and segment profitability measures, see “About Key Performance Indicators and Non-IFRS Measures” and “Information About Reportable Segments” in our condensed consolidated financial statements included elsewhere in this release.

	For the three months ended March 31
	Air ticketing		Hotels and packages		Bus ticketing		Others
	2025	2026	2025	2026	2025	2026	2025	2026
	(Amounts in USD thousands)
Revenue as per IFRS	61,628	58,726	123,278	121,768	33,500	35,944	27,056	33,678
Add: Customer inducement costs recorded as a reduction of revenue	32,564	40,594	41,030	45,137	2,975	5,181	1,271	303
Less: Service cost	—	—	54,700	50,976	—	—	7,408	8,610
Adjusted Margin(3)	94,192	99,320	109,608	115,929	36,475	41,125	20,919	25,371

Air Ticketing. Revenue from our air ticketing business decreased by 4.7% (an increase of 0.1% in constant currency) to $58.7 million for the quarter ended March 31, 2026 compared to $61.6 million for the quarter ended March 31, 2025. Our Adjusted Margin – Air ticketing increased by 5.4% (10.7% in constant currency) to $99.3 million in the quarter ended March 31, 2026, from $94.2 million in the quarter ended March 31, 2025. Adjusted Margin – Air ticketing includes customer inducement costs of $40.6 million in the quarter ended March 31, 2026 and $32.6 million in the quarter ended March 31, 2025, recorded as a reduction of revenue. The decrease in revenue, in absolute terms, from our air ticketing business was primarily due to a decrease in gross bookings by 6.2% (1.4% in constant currency) primarily driven by a 1.8% decrease in the number of air ticketing flight segments (excluding flight segments booked as a component of bookings for our Hotels and Packages segment) in the quarter ended March 31, 2026 as compared to the quarter ended March 31, 2025 and the depreciation of the Indian rupee against the U.S. Dollar during the quarter ended March 31, 2026. Our Adjusted Margin % (defined as Adjusted Margin as a percentage of gross bookings) – Air ticketing increased to 6.9% in the quarter ended March 31, 2026 as compared to 6.2% in the quarter ended March 31, 2025.

Hotels and Packages. Revenue from our hotels and packages business decreased by 1.2% (an increase of 3.5% in constant currency) to $121.8 million in the quarter ended March 31, 2026, from $123.3 million in the quarter ended March 31, 2025. Our Adjusted Margin – Hotels and packages increased by 5.8% (11.5% in constant currency) to $115.9 million in the quarter ended March 31, 2026 from $109.6 million in the quarter ended March 31, 2025. Adjusted Margin – Hotels and packages includes customer inducement costs of $45.1 million in the quarter ended March 31, 2026 and $41.0 million in the quarter ended March 31, 2025, recorded as a reduction of revenue. The increase in revenue (in constant currency) from our hotels and packages business and Adjusted Margin – Hotels and packages was primarily due to an increase in gross bookings by 5.2% (10.8% in constant currency), which was primarily driven by a 15.2% increase in the number of hotel-room nights in the quarter ended March 31, 2026 as compared to the quarter ended March 31, 2025. Our Adjusted Margin % – Hotels and packages increased marginally to 18.1% in the quarter ended March 31, 2026 as compared to 18.0% in the quarter ended March 31, 2025.

Bus Ticketing. Revenue from our bus ticketing business increased by 7.3% (11.4% in constant currency) to $35.9 million in the quarter ended March 31, 2026, from $33.5 million in the quarter ended March 31, 2025. Our Adjusted Margin – Bus ticketing increased by 12.7% (17.1% in constant currency) to $41.1 million in the quarter ended March 31, 2026 from $36.5 million in the quarter ended March 31, 2025. Adjusted Margin – Bus ticketing includes customer inducement costs of $5.2 million in the quarter ended March 31, 2026 and $3.0 million in the quarter ended March 31, 2025, recorded as a reduction of revenue. The increase in revenue from our bus ticketing business and Adjusted Margin – Bus ticketing was primarily due to an increase in gross bookings by 18.2% (22.7% in constant currency) driven by a 27.6% increase in the number of bus tickets in the quarter ended March 31, 2026 as compared to the quarter ended March 31, 2025. Our Adjusted Margin % – Bus ticketing decreased to 10.2% in the quarter ended March 31, 2026 as compared to 10.7% in the quarter ended March 31, 2025.

Others. Revenue from our others business increased by 24.5% (30.6% in constant currency) to $33.7 million in the quarter ended March 31, 2026, from $27.1 million in the quarter ended March 31, 2025. Our Adjusted Margin – Others increased by 21.3% (27.1% in constant currency) to $25.4 million in the quarter ended March 31, 2026 from $20.9 million in the quarter ended March 31, 2025. Adjusted Margin – Others includes customer inducement costs of $0.3 million in the quarter ended March 31, 2026 and $1.3 million in the quarter ended March 31, 2025, recorded as a reduction of revenue. The increase in revenue from our others business and Adjusted Margin – Others was primarily led by growth in our ancillary services and other travel services.

Other Income. Other income was $0.2 million in the quarter ended March 31, 2026 and $0.1 million in the quarter ended March 31, 2025.

Service Cost. Service cost decreased by 4.1% to $59.6 million in the quarter ended March 31, 2026 from $62.1 million in the quarter ended March 31, 2025, primarily due to the depreciation of the Indian rupee against the U.S. Dollar during the quarter ended March 31, 2026.

Personnel Expenses. Personnel expenses decreased by 11.0% to $38.0 million in the quarter ended March 31, 2026 from $42.8 million in the quarter ended March 31, 2025, primarily due to a decrease in the share-based compensation costs in the quarter ended March 31, 2026 as compared to the quarter ended March 31, 2025, which was partially offset by annual wage increases effected in the quarter ended June 30, 2025.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses remained stable at $42.1 million in the quarter ended March 31, 2026 and in the quarter ended March 31, 2025. Additionally, we incurred customer inducement costs recorded as a reduction of revenue of $91.2 million in the quarter ended March 31, 2026 and $77.8 million in the quarter ended March 31, 2025. The details are as follows:

	For the three months ended March 31
	2025	2026
	(Amounts in USD thousands)
Marketing and sales promotion expenses	42,103	42,073
Customer inducement costs recorded as a reduction of revenue	77,840	91,215

Other Operating Expenses. Other operating expenses increased by 5.4% to $63.6 million in the quarter ended March 31, 2026 from $60.3 million in the quarter ended March 31, 2025, primarily due to an increase in operating expenses, including distribution costs, website hosting charges and technology and maintenance expenses linked to an increase in bookings in our hotels and packages business and bus ticketing business in the quarter ended March 31, 2026 as compared to the quarter ended March 31, 2025.

Depreciation and Amortization. Our depreciation and amortization expenses were $6.7 million in the quarter ended March 31, 2026 and $7.0 million in the quarter ended March 31, 2025.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were a profit of $40.3 million in the quarter ended March 31, 2026 as compared to a profit of $31.2 million in the quarter ended March 31, 2025. Our Adjusted Operating Profit was $46.5 million in the quarter ended March 31, 2026 as compared to $44.7 million in the quarter ended March 31, 2025. For a description of the components and calculation of “Adjusted Operating Profit” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Results from operating activities”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Net Finance Costs. Our net finance costs were $10.1 million in the quarter ended March 31, 2026 as compared to $0.3 million in the quarter ended March 31, 2025, primarily due to an increase of $23.8 million in interest expense on financial liabilities measured at amortized cost related to our convertible senior notes due 2030 (the “2030 Notes”) and an increase of $15.4 million in foreign exchange losses in the quarter ended March 31, 2026 as compared to the quarter ended March 31, 2025 as a result of the depreciation of the Indian rupee against the U.S. Dollar during the quarter ended March 31, 2026 which was partially offset by a gain of $30.6 million due to the change in carrying value of our 2028 Notes, measured at amortized cost, in the quarter ended March 31, 2026.

Income Tax Expense. Our income tax expense was $6.0 million in the quarter ended March 31, 2026 as compared to $1.7 million in the quarter ended March 31, 2025, primarily due to an increase in tax expense resulting from an increase in our taxable income, which was partially offset by a reversal of deferred tax liabilities in the quarter ended March 31, 2026.

Profit for the Period. As a result of the foregoing factors, our profit for the quarter ended March 31, 2026 was $24.3 million as compared to $29.2 million in the quarter ended March 31, 2025. Our Adjusted Net Profit was $33.8 million in the quarter ended March 31, 2026, as compared to $48.1 million in the quarter ended March 31, 2025. For a description of the components and calculation of “Adjusted Net Profit” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Profit for the period”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Diluted Earnings per Share. As a result of the foregoing factors, diluted earnings per share was $0.02 for the quarter ended March 31, 2026 as compared to $0.25 in the quarter ended March 31, 2025. Our Adjusted Diluted Earnings per share was $0.32 in the quarter ended March 31, 2026 as compared to $0.42 in the quarter ended March 31, 2025. For a description of the components and calculation of “Adjusted Diluted Earnings per Share” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Diluted earnings per share”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Fiscal 2026 Full Year Financial Results

Revenue. We generated revenue of $1,044.0 million in the year ended March 31, 2026, an increase of 6.7% (10.7% in constant currency(1)) over revenue of $978.3 million in the year ended March 31, 2025. The overall growth of the travel and tourism industry in India was impacted during the year ended March 31, 2026 due to a series of external events, such as the West Asia and other regional conflicts, as well as exceptional supply side constraints from Indian airline carriers in the domestic market.

This increase in revenue was primarily attributable to an increase of 2.4% (6.1% in constant currency) in revenue from our hotels and packages business, an increase of 21.7% (25.6% in constant currency) in revenue from our bus ticketing business, and an increase of 29.6% (35.0% in constant currency) in revenue from our others business, partially offset by a decrease of 0.7% (an increase of 3.3% in constant currency) in revenue from our air ticketing business, each as further described below.

The table below summarizes our segment profitability in terms of revenue and Adjusted Margin in each segment. For more information on non-IFRS measures and segment profitability measures, see “Information About Reportable Segments” and “About Key Performance Indicators and Non-IFRS Measures” in our condensed consolidated financial statements included elsewhere in this release.

	For the year ended March 31
	Air ticketing		Hotels and packages		Bus ticketing		Others
	2025	2026	2025	2026	2025	2026	2025	2026
Revenue as per IFRS	241,529	239,948	520,411	533,063	119,361	145,271	97,035	125,709
Add: Customer inducement costs recorded as a reduction of revenue	131,563	167,130	155,616	184,602	11,606	18,607	2,789	2,178
Less: Service cost	—	—	246,550	240,863	—	—	27,798	32,988
Adjusted Margin(3)	373,092	407,078	429,477	476,802	130,967	163,878	72,026	94,899

Air Ticketing. Revenue from our air ticketing business decreased by 0.7% to $239.9 million in the year ended March 31, 2026 from $241.5 million in the year ended March 31, 2025, primarily resulting from the depreciation of the Indian rupee against the U.S. Dollar during the year ended March 31, 2026. In constant currency terms, revenue from our air ticketing business increased by 3.3% in the year ended March 31, 2026 compared to the year ended March 31, 2025. Our Adjusted Margin – Air ticketing increased by 9.1% (13.4% in constant currency) to $407.1 million in the year ended March 31, 2026, from $373.1 million in the year ended March 31, 2025. Adjusted Margin – Air ticketing includes customer inducement costs of $167.1 million in the year ended March 31, 2026 and $131.6 million in the year ended March 31, 2025, recorded as a reduction of revenue. The increase in revenue (in constant currency) from our air ticketing business and Adjusted Margin – Air ticketing was primarily due to an increase of 3.5% (in constant currency) in gross bookings, primarily driven by a 0.7% increase in the number of air ticketing flight segments year over year (excluding flight segments booked as a component of bookings for our Hotels and Packages segment). Further, our Adjusted Margin % (defined as Adjusted Margin as a percentage of Gross Bookings) – Air ticketing increased to 7.0% in the year ended March 31, 2026 as compared to 6.4% in the year ended March 31, 2025.

Hotels and Packages. Revenue from our hotels and packages business increased by 2.4% (6.1% in constant currency) to $533.1 million in the year ended March 31, 2026, from $520.4 million in the year ended March 31, 2025. Our Adjusted Margin – Hotels and packages increased by 11.0% (15.7% in constant currency) to $476.8 million in the year ended March 31, 2026 from $429.5 million in the year ended March 31, 2025. Adjusted Margin – Hotels and packages includes customer inducement costs of $184.6 million in the year ended March 31, 2026 and $155.6 million in the year ended March 31, 2025, recorded as a reduction of revenue. The increase in revenue from our hotels and packages business and Adjusted Margin – Hotels and packages was primarily due to an increase in gross bookings by 10.1% (14.8% in constant currency) primarily driven by a 17.6% increase in the number of hotel-room nights in the year ended March 31, 2026 as compared to the year ended March 31, 2025. Our Adjusted Margin % – Hotels and packages increased marginally to 17.9% in the year ended March 31, 2026 as compared to 17.8% in the year ended March 31, 2025.

Bus Ticketing. Revenue from our bus ticketing business increased by 21.7% (25.6% in constant currency) to $145.3 million in the year ended March 31, 2026, from $119.4 million in the year ended March 31, 2025. During the quarter ended March 31, 2025, we began recognizing bus ticketing revenue at the time of issuance of bus tickets due to changes in underlying arrangements with our suppliers. Previously, we recognized bus ticketing revenue on the date of the bus journey. Our Adjusted Margin – Bus ticketing increased by 25.1% (29.3% in constant currency) to $163.9 million in the year ended March 31, 2026 from $131.0 million in the year ended March 31, 2025. Adjusted Margin – Bus ticketing includes customer inducement costs of $18.6 million in the year ended March 31, 2026 and $11.6 million in the year ended March 31, 2025, recorded as a reduction of revenue. The increase in revenue from our bus ticketing business and Adjusted Margin – Bus ticketing was due to an increase in gross bookings by 28.2% (32.9% in constant currency) driven by a 32.9% increase in the number of bus tickets year over year. Our Adjusted Margin % – Bus ticketing decreased to 10.2% in the year ended March 31, 2026 as compared to 10.5% in the year ended March 31, 2025.

Others. Revenue from our others business increased by 29.6% (35.0% in constant currency) to $125.7 million in the year ended March 31, 2026, from $97.0 million in the year ended March 31, 2025. Our Adjusted Margin – Others increased by 31.8% (37.1% in constant currency) to $94.9 million in the year ended March 31, 2026 from $72.0 million in the year ended March 31, 2025. Adjusted Margin – Others includes customer inducement costs of $2.2 million in the year ended March 31, 2026 and $2.8 million in the year ended March 31, 2025, recorded as a reduction of revenue. The increase in revenue from our others business and Adjusted Margin – Others was primarily led by growth in our ancillary services and other travel services.

Other Income. Other income was $2.0 million in the year ended March 31, 2026 and $0.3 million in the year ended March 31, 2025.

Service Cost. Service cost decreased by 0.2% to $273.9 million in the year ended March 31, 2026 from $274.3 million in the year ended March 31, 2025.

Personnel Expenses. Personnel expenses decreased marginally to $158.8 million in the year ended March 31, 2026 from $160.1 million in the year ended March 31, 2025, primarily due to the decrease in share-based compensation costs in the year ended March 31, 2026 as compared to the year ended March 31, 2025, offset by an annual wage increases effected in the quarter ended June 30, 2025.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses increased by 6.6% to $176.3 million in the year ended March 31, 2026 from $165.3 million in the year ended March 31, 2025, primarily due to an increase in variable costs and discretionary expenditures such as expenses on events and brand building initiatives in response to the travel demand in India in the year ended March 31, 2026 as compared to the year ended March 31, 2025. Additionally, we incurred customer inducement costs recorded as a reduction of revenue of $372.5 million in the year ended March 31, 2026 and $301.6 million in the year ended March 31, 2025. The details are as follows:

	For the year ended March 31
	2025	2026
	(Amounts in USD thousands)
Marketing and sales promotion expenses	165,324	176,268
Customer inducement costs recorded as a reduction of revenue	301,574	372,517

Other Operating Expenses. Other operating expenses increased by 9.2% to $253.3 million in the year ended March 31, 2026 from $231.9 million in the year ended March 31, 2025, primarily due to an increase in operating expenses, including distribution costs and website hosting charges linked to an increase in bookings in the year ended March 31, 2026 as compared to the year ended March 31, 2025.

Depreciation and Amortization. Our depreciation and amortization expenses marginally increased by 2.7% to $27.8 million in the year ended March 31, 2026 from $27.1 million in the year ended March 31, 2025.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were a profit of $156.0 million in the year ended March 31, 2026 as compared to a profit of $119.9 million in the year ended March 31, 2025. Our Adjusted Operating Profit was $188.8 million in the year ended March 31, 2026 as compared to $167.3 million in the year ended March 31, 2025. For a description of the components and calculation of “Adjusted Operating Profit” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Results from operating activities”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Net Finance Costs. Our net finance cost was $77.6 million in the year ended March 31, 2026 as compared to net finance cost of $3.9 million in the year ended March 31, 2025, primarily due to an increase of $74.4 million in interest expense on financial liabilities measured at amortized cost related to our 2030 Notes and an increase of $27.8 million in foreign exchange losses in the year ended March 31, 2026 as compared to the year ended March 31, 2025, which was partially offset by a gain of $30.6 million due to a change in the carrying value of our 2028 Notes, measured at amortized cost, in the year ended March 31, 2026.

Income Tax Expense. Our income tax expense was $26.7 million in the year ended March 31, 2026 as compared to income tax expense of $20.6 million in the year ended March 31, 2025, primarily due to an increase in tax expense resulting from an increase in our taxable income, which was partially offset by a reversal of deferred tax liabilities in the year ended March 31, 2026.

Profit for the Year. As a result of the foregoing factors, our profit for the year ended March 31, 2026 was $51.7 million as compared to $95.3 million in the year ended March 31, 2025. Our Adjusted Net Profit was $170.9 million in the year ended March 31, 2026 as compared to $178.2 million in the year ended March 31, 2025. For a description of the components and calculation of “Adjusted Net Profit ” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Profit for the period”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Diluted Earnings per Share. As a result of the foregoing factors, diluted earnings per share was $0.36 in the year ended March 31, 2026 as compared to $0.83 in the year ended March 31, 2025. Our Adjusted Diluted Earnings per share remained the same at $1.56 in the year ended March 31, 2026 and in the year ended March 31, 2025. For a description of the components and calculation of “Adjusted Diluted Earnings per Share” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Diluted earnings per share”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Liquidity. As at March 31, 2026, cash and cash equivalents and term deposits (including restricted cash and cash equivalents and term deposits of $11.0 million) on our balance sheet was $782.8 million. As at March 31, 2026, we had $0.8 million in bank overdrafts.

Repurchases of Shares and Convertible Notes

The Company’s share repurchase program, pursuant to which the Company can repurchase its ordinary shares at any price determined by its board of directors from time to time, is effective until March 31, 2030. Furthermore, the board of directors has authorized the Company to repurchase its 2028 Notes and 2030 Notes from time to time until March 31, 2030. In each case, repurchases may be made using a variety of methods, which may include open market purchases, privately negotiated transactions or otherwise, all in accordance with applicable securities laws and regulations. The Company may also, from time to time, enter into plans that are compliant with Rule 10b5-1 of the U.S. Securities Exchange Act of 1934, as amended, to facilitate repurchases of its securities under the above-mentioned authorizations. The aggregate amount of ordinary shares, 2028 Notes and 2030 Notes that may be repurchased by the Company pursuant to this existing program shall not exceed $200.0 million, with a sub-limit of $100.0 million during each fiscal year. The price and timing of any such repurchases will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors as determined by the board of directors from time to time. There can be no assurance that we will execute any such repurchase pursuant to this existing program.

Pursuant to the repurchase program, during the fourth quarter of fiscal 2026, we repurchased 900,000 ordinary shares for an aggregate price of $50.3 million from the open market. There were no repurchases of 2028 Notes and 2030 Notes during the fourth quarter of fiscal 2026. As at March 31, 2026, we had remaining authority to repurchase an aggregate of up to $103.6 million of our outstanding ordinary shares, 2028 Notes and 2030 Notes.

Conference Call

MakeMyTrip will host a live Zoom webinar to discuss the Company’s results for the quarter and year ended March 31, 2026 beginning at 7:30 AM EDT or 5:00 PM IST on May 19, 2026 through the Company’s Investor Relations website at https://investors.makemytrip.com/. To participate, please use the following link https://makemytrip.zoom.us/webinar/register/WN_L8DK2jS8RryIDsRsdEPkPQ to register for the live event. Registered participants will receive a confirmation email containing the Zoom access link and alternative phone dial-in details. A replay of the event will be available on the “Investor Relations” section of the Company’s website at http://investors.makemytrip.com, approximately two hours after the conclusion of the live event.

About Key Performance Indicators and Non-IFRS Measures

We refer to certain non-IFRS measures in various places within this release, including “Adjusted Operating Profit”, “Adjusted Net Profit”, “Adjusted Diluted Earnings per Share” and constant currency results. Our key performance indicators are “Adjusted Margin” and “Adjusted Margin %” which are also non-IFRS measures referred to in various places within this release.

We evaluate our financial performance in each of our reportable segments based on our key performance indicators, Adjusted Margin and Adjusted Margin %, which are non-IFRS measures and segment profitability measures. Adjusted Margin represents IFRS revenue after adding back customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs which are reported as a reduction of revenue and deducting the cost of procurement of services primarily relating to sales to customers where we act as the principal. Adjusted Margin % represents Adjusted Margin as a percentage of Gross Bookings.

As certain parts of our revenues are recognized on a “net” basis when we are acting as an agent, and other parts of our revenue are recognized on a “gross” basis when we are acting as the principal, we evaluate our financial performance in each of our reportable segments based on Adjusted Margin, which is a non-IFRS measure and a segment profitability measure, as we believe that Adjusted Margin reflects the value addition of the travel services that we provide to our customers. Income from packages, including income on airline tickets sold to customers as a part of tours and packages is accounted for on a “gross” basis as the Company controls the services before such services are transferred to travelers. Revenue from the packages business which is accounted for on a “gross” basis represents the total amount paid by customers for these travel services and products, while our cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost. Similarly, in our car bookings business, we generally recognize revenue on a “gross” basis.

We also refer to Adjusted Operating Profit, Adjusted Net Profit and Adjusted Diluted Earnings per Share which are non-IFRS measures and most directly comparable to results from operating activities, profit for the period and diluted earnings per share for the period, respectively, each of which is an IFRS measure. We use financial measures that exclude share-based compensation costs, amortization of acquired intangibles, gain on discontinuation of equity-accounted investment, change in fair value of financial asset measured at fair value through profit or loss (“FVTPL”), change in carrying value of financial liabilities measured at amortized cost, share of loss of equity-accounted investees, interest expense on financial liabilities measured at amortized cost, and income tax expense for our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors.

A limitation of using Adjusted Operating Profit, Adjusted Net Profit and Adjusted Diluted Earnings per Share instead of results from operating activities, profit for the period and diluted earnings per share calculated in accordance with IFRS as issued by the IASB is that these non-IFRS financial measures exclude a recurring cost, for example, share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted Operating Profit, Adjusted Net Profit and Adjusted Diluted Earnings per Share. Because of varying available valuation methodologies and subjective assumptions that companies can use when applying IFRS 2 “Share based payment,” management believes that providing non-IFRS measures that exclude such expense allows investors to make additional comparisons between our operating results and those of other companies. In addition, reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of this release.

Constant currency results are financial measures that are not prepared in accordance with IFRS and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior fiscal year. Because the impact of changing foreign currency exchange rates may not provide an accurate baseline for analyzing trends in our business, management believes that percentage growth in constant currency is an important metric for evaluating our operations. Constant currency is a non-IFRS measure and it should not be considered as a substitute for measures prepared in accordance with IFRS.

We believe that our current calculations of Adjusted Operating Profit, Adjusted Net Profit, Adjusted Diluted Earnings per Share, Adjusted Margin, Adjusted Margin % and constant currency results represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items and other items such as customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs, which we believe are representative of our operating results and provide useful information to investors and analysts. We believe that investors and analysts in our industry use these non-IFRS measures and key performance indicators to compare our company and our performance to that of our global peers.

However, the presentation of these non-IFRS measures and key performance indicators are not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures and key performance indicators may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “aim”, “anticipate”, “believe”, “continue”, “estimate”, “expect”, “is/are likely to”, “intend”, “may”, “potential”, “plan”, “project”, “should”, “seek”, “will”, or other similar expressions. Such statements include, among other things, quotations from management as well as the Company’s strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, a slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of the Company’s shares, the Company’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase the Company’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop the Company’s corporate travel business, damage to or failure of the Company’s infrastructure and technology, loss of services of the Company’s key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of the Company’s 20-F dated June 16, 2025, filed with the United States Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited

We own and operate online travel brands, including MakeMyTrip, Goibibo and redBus. Through our primary websites, www.makemytrip.com, www.goibibo.com and www.redbus.in, and mobile platforms, travelers can research, plan and book a wide range of travel services and products in India and overseas. Our services include air ticketing, hotel and alternative accommodations bookings, holiday planning and packaging, bus ticketing, rail ticketing, car hire, activities and experiences, and ancillary travel requirements such as facilitating access to third-party travel insurance, forex services and visa processing.

We provide our customers with access to domestic full-service and low-cost airlines operating in India and airlines operating to and from India, a comprehensive set of domestic accommodation properties in India and a wide selection of properties outside of India, tickets for Indian Railways and bus services operated through all major Indian bus operators.

For more details, please contact:

Vipul Garg

Senior Vice President - Investor Relations

MakeMyTrip Limited

Vipul.garg@go-mmt.com

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

(Amounts in USD thousands)

	As at March 31, 2025	As at March 31, 2026
Assets
Property, plant and equipment	26,457	21,654
Intangible assets and goodwill	597,791	552,245
Trade and other receivables	8,879	9,182
Investment in equity-accounted investees	1,914	1,586
Other investments	972	12,756
Term deposits	2,130	17,704
Non-current tax assets, net	18,044	22,693
Deferred tax assets, net	106,431	70,503
Other non-current assets	402	75
Total non-current assets	763,020	708,398
Inventories	363	612
Contract assets	507	83
Current tax assets, net	9,140	—
Trade and other receivables	141,143	163,011
Term deposits	252,286	340,297
Other current assets	152,931	117,654
Cash and cash equivalents	508,898	424,826
Total current assets	1,065,268	1,046,483
Total assets	1,828,288	1,754,881
Equity
Share capital	56	48
Share premium	2,203,445	2,714,138
Other components of equity	(71,003)	10,773
Accumulated deficit	(929,868)	(2,792,733)
Total equity attributable to owners of the Company	1,202,630	(67,774)
Non-controlling interests	5,347	9,313
Total equity	1,207,977	(58,461)
Liabilities
Loans and borrowings(#)	13,895	1,399,722
Employee benefits	14,705	16,477
Contract liabilities and related payables	175	147
Deferred tax liabilities, net	2,526	47,142
Other non-current liabilities	12,396	6,649
Total non-current liabilities	43,697	1,470,137
Bank overdraft	536	822
Loans and borrowings(#)	222,142	5,877
Trade and other payables	146,999	135,777
Contract liabilities and related payables	120,098	113,003
Other current liabilities	86,839	87,726
Total current liabilities	576,614	343,205
Total liabilities	620,311	1,813,342
Total equity and liabilities	1,828,288	1,754,881

# Loans and borrowings include lease liabilities amounting to $11.8 million as at March 31, 2026 (as at March 31, 2025: $15.4 million).

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(UNAUDITED)

(Amounts in USD thousands, except per share data and share count)

	For the three months ended March 31		For the year ended March 31
	2025	2026	2025	2026
Revenue
Air ticketing	61,628	58,726	241,529	239,948
Hotels and packages	123,278	121,768	520,411	533,063
Bus ticketing	33,500	35,944	119,361	145,271
Other revenue	27,056	33,678	97,035	125,709
Total revenue	245,462	250,116	978,336	1,043,991
Other income	88	192	317	2,043
Service cost
Procurement cost of hotels and packages services	54,700	50,976	246,550	240,863
Other cost of providing services	7,408	8,610	27,798	32,988
Personnel expenses	42,751	38,038	160,065	158,834
Marketing and sales promotion expenses	42,103	42,073	165,324	176,268
Other operating expenses	60,349	63,591	231,905	253,260
Depreciation and amortization	7,007	6,732	27,122	27,846
Results from operating activities	31,232	40,288	119,889	155,975
Finance income	7,158	6,533	28,256	27,149
Finance costs	7,477	16,591	32,191	104,756
Net finance income (costs)	(319)	(10,058)	(3,935)	(77,607)
Share of profit (loss) of equity-accounted investees	44	49	(64)	(2)
Profit before tax	30,957	30,279	115,890	78,366
Income tax expense	(1,737)	(5,960)	(20,616)	(26,696)
Profit for the period	29,220	24,319	95,274	51,670
Other comprehensive income (loss), net of tax
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit liability	(176)	(518)	(642)	(423)
Equity instruments at fair value through other comprehensive income (FVOCI) - net change in fair value	—	275	(452)	275
	(176)	(243)	(1,094)	(148)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations	1,637	(35,554)	(20,898)	(80,437)
Other comprehensive income (loss) for the period, net of tax	1,461	(35,797)	(21,992)	(80,585)
Total comprehensive income (loss) for the period	30,681	(11,478)	73,282	(28,915)
Profit (loss) attributable to:
Owners of the Company	29,198	24,248	95,101	51,804
Non-controlling interests	22	71	173	(134)
Profit for the period	29,220	24,319	95,274	51,670
Total comprehensive income (loss) attributable to:
Owners of the Company	30,655	(11,639)	73,255	(28,612)
Non-controlling interests	26	161	27	(303)
Total comprehensive income (loss) for the period	30,681	(11,478)	73,282	(28,915)
Earnings per share (in USD)
Basic	0.26	0.25	0.84	0.51
Diluted	0.25	0.02	0.83	0.36
Weighted average number of shares (including Class B Shares)
Basic	113,158,001	97,117,036	112,592,774	101,966,362
Diluted	115,104,770	104,534,513	114,538,183	109,673,645

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

(Amounts in USD thousands)

	Attributable to owners of the Company
			Other components of equity
	Share Capital	Share Premium	Equity Component of Convertible Notes	Treasury Shares Reserve	Fair Value Reserves	Share Based Payment Reserve	Foreign Currency Translation Reserve	Accumulated Deficit	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2025	56	2,203,445	31,122	(21,722)	(84)	118,412	(198,731)	(929,868)	1,202,630	5,347	1,207,977
Total comprehensive income (loss) for the year
Profit (loss) for the year	—	—	—	—	—	—	—	51,804	51,804	(134)	51,670
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(80,288)	—	(80,288)	(149)	(80,437)
Equity instruments at FVOCI - net change in fair value	—	—	—	—	275	—	—	—	275	—	275
Remeasurements of defined benefit liability	—	—	—	—	—	—	—	(403)	(403)	(20)	(423)
Total other comprehensive income (loss)	—	—	—	—	275	—	(80,288)	(403)	(80,416)	(169)	(80,585)
Total comprehensive income (loss) for the year	—	—	—	—	275	—	(80,288)	51,401	(28,612)	(303)	(28,915)
Transactions with owners of the Company
Contributions by owners
Share-based payment	—	—	—	—	—	23,428	—	—	23,428	138	23,566
Issue of ordinary shares on exercise of share based awards	*	13,637	—	—	—	(12,309)	—	—	1,328	—	1,328
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	—	(102)	—	102	—	—	—
Issue of convertible notes	—	—	241,728	—	—	—	—	—	241,728	—	241,728
Issue of ordinary shares	9	1,621,010	—	—	—	—	—	—	1,621,019	—	1,621,019
Repurchase of own shares	(17)	(1,123,954)	—	—	—	—	—	(1,914,846)	(3,038,817)	—	(3,038,817)
Repurchase of convertible notes	—	—	(678)	—	—	—	—	361	(317)	—	(317)
Treasury shares acquired	—	—	—	(91,729)	—	—	—	—	(91,729)	—	(91,729)
Total contributions by owners	(8)	510,693	241,050	(91,729)	—	11,017	—	(1,914,383)	(1,243,360)	138	(1,243,222)
Changes in ownership interests
Acquisition of subsidiary with non-controlling interest	—	—	—	—	—	—	—	—	—	4,842	4,842
Recognition of financial liability for acquisition of non-controlling interest	—	—	—	—	—	—	—	(1,822)	(1,822)	(711)	(2,533)
Change in fair value of financial liability for acquisition of non-controlling interests	—	—	—	—	—	—	1,451	1,939	3,390	—	3,390
Total changes in ownership interests	—	—	—	—	—	—	1,451	117	1,568	4,131	5,699
Total transactions with owners of the Company	(8)	510,693	241,050	(91,729)	—	11,017	1,451	(1,914,266)	(1,241,792)	4,269	(1,237,523)
Balance as at March 31, 2026	48	2,714,138	272,172	(113,451)	191	129,429	(277,568)	(2,792,733)	(67,774)	9,313	(58,461)

*less than 1

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(UNAUDITED)

(Amounts in USD thousands)

	For the year ended March 31
	2025	2026
Profit for the year	95,274	51,670
Adjustments for non-cash items	89,155	155,317
Changes in working capital	857	(24,450)
Net cash generated from operating activities	185,286	182,537
Net cash generated from (used in) investing activities	26,444	(127,081)
Net cash used in financing activities	(22,891)	(107,405)
Increase (decrease) in cash and cash equivalents	188,839	(51,949)
Cash and cash equivalents (net of bank overdraft) at beginning of the year	327,065	508,362
Effect of exchange rate fluctuations on cash held	(7,542)	(32,409)
Cash and cash equivalents (net of bank overdraft) at end of the year	508,362	424,004

MAKEMYTRIP LIMITED

INFORMATION ABOUT REPORTABLE SEGMENTS

(UNAUDITED)

(Amounts in USD thousands)

	For the three months ended March 31
	Reportable segments
	Air ticketing		Hotels and packages		Bus ticketing		All other segments		Total
Particulars	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026
Revenue from external customers	61,628	58,726	123,278	121,768	33,500	35,944	27,056	33,678	245,462	250,116
Add: Customer inducement costs recorded as a reduction of revenue*	32,564	40,594	41,030	45,137	2,975	5,181	1,271	303	77,840	91,215
Less: Service cost	—	—	54,700	50,976	—	—	7,408	8,610	62,108	59,586
Adjusted Margin	94,192	99,320	109,608	115,929	36,475	41,125	20,919	25,371	261,194	281,745
Other income									88	192
Personnel expenses									(42,751)	(38,038)
Marketing and sales promotion expenses									(42,103)	(42,073)
Customer inducement costs recorded as a reduction of revenue*									(77,840)	(91,215)
Other operating expenses									(60,349)	(63,591)
Depreciation and amortization									(7,007)	(6,732)
Finance income									7,158	6,533
Finance costs									(7,477)	(16,591)
Share of profit (loss) of equity-accounted investees									44	49
Profit before tax									30,957	30,279

	For the year ended March 31
	Reportable segments
	Air ticketing		Hotels and packages		Bus ticketing		All other segments		Total
Particulars	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026
Revenue from external customers	241,529	239,948	520,411	533,063	119,361	145,271	97,035	125,709	978,336	1,043,991
Add: Customer inducement costs recorded as a reduction of revenue*	131,563	167,130	155,616	184,602	11,606	18,607	2,789	2,178	301,574	372,517
Less: Service cost	—	—	246,550	240,863	—	—	27,798	32,988	274,348	273,851
Adjusted Margin	373,092	407,078	429,477	476,802	130,967	163,878	72,026	94,899	1,005,562	1,142,657
Other income									317	2,043
Personnel expenses									(160,065)	(158,834)
Marketing and sales promotion expenses									(165,324)	(176,268)
Customer inducement costs recorded as a reduction of revenue*									(301,574)	(372,517)
Other operating expenses									(231,905)	(253,260)
Depreciation and amortization									(27,122)	(27,846)
Finance income									28,256	27,149
Finance costs									(32,191)	(104,756)
Share of profit (loss) of equity-accounted investees									(64)	(2)
Profit before tax									115,890	78,366

* For purposes of reporting to the Chief Operating Decision Maker (CODM), the segment profitability measure i.e. Adjusted Margin represents IFRS revenue after adding back certain customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs which are reported as a reduction of revenue and reducing service cost.

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES AND KEY PERFORMANCE INDICATORS

(Unaudited)

(Amounts in USD thousands, except per share data)

The following tables reconcile our revenue (an IFRS measure) to Adjusted Margin (a segment profitability measure) for the periods indicated:

	For the three months ended March 31
	Air ticketing		Hotels and packages		Bus ticketing		Others
	2025	2026	2025	2026	2025	2026	2025	2026
Revenue as per IFRS	61,628	58,726	123,278	121,768	33,500	35,944	27,056	33,678
Add: Customer inducement costs recorded as a reduction of revenue	32,564	40,594	41,030	45,137	2,975	5,181	1,271	303
Less: Service cost	—	—	54,700	50,976	—	—	7,408	8,610
Adjusted Margin(3)	94,192	99,320	109,608	115,929	36,475	41,125	20,919	25,371

	For the year ended March 31
	Air ticketing		Hotels and packages		Bus ticketing		Others
	2025	2026	2025	2026	2025	2026	2025	2026
Revenue as per IFRS	241,529	239,948	520,411	533,063	119,361	145,271	97,035	125,709
Add: Customer inducement costs recorded as a reduction of revenue	131,563	167,130	155,616	184,602	11,606	18,607	2,789	2,178
Less: Service cost	—	—	246,550	240,863	—	—	27,798	32,988
Adjusted Margin(3)	373,092	407,078	429,477	476,802	130,967	163,878	72,026	94,899

The following table reconciles our results from operating activities (an IFRS measure) to Adjusted Operating Profit (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Operating Profit	For the three months ended March 31		For the year ended March 31
(Unaudited)	2025	2026	2025	2026
Results from operating activities as per IFRS	31,232	40,288	119,889	155,975
Add: Acquisition related intangibles amortization	2,820	2,722	11,415	11,168
Add: Employee share-based compensation costs	10,660	3,514	36,018	22,976
Less: Gain on discontinuation of equity accounted investment	—	—	—	(1,361)
Adjusted Operating Profit	44,712	46,524	167,322	188,758

The following table reconciles our profit for the period (an IFRS measure) to Adjusted Net Profit (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Net Profit	For the three months ended March 31		For the year ended March 31
(Unaudited)	2025	2026	2025	2026
Profit for the period as per IFRS	29,220	24,319	95,274	51,670
Add: Acquisition related intangibles amortization	2,820	2,722	11,415	11,168
Add: Employee share-based compensation costs	10,660	3,514	36,018	22,976
Less: Gain on discontinuation of equity accounted investment	—	—	—	(1,361)
Less: Gain on change in carrying value of financial liabilities measured at amortized cost	—	(30,578)	—	(30,578)
Add: Change in fair value of financial asset measured at FVTPL	—	382	—	273
Add: Interest expense on financial liabilities measured at amortized cost	3,709	27,518	14,835	90,104
Add: Income tax expense	1,737	5,960	20,616	26,696
Add (Less): Share of (profit) loss of equity-accounted investees	(44)	(49)	64	2
Adjusted Net Profit	48,102	33,788	178,222	170,950

The following table reconciles our diluted earnings per share for the period (an IFRS measure) to Adjusted Diluted Earnings per Share (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Diluted Earnings per Share	For the three months ended March 31		For the year ended March 31
(Unaudited)	2025	2026	2025	2026
Diluted Earnings per Share for the period as per IFRS	0.25	0.02	0.83	0.36
Add: Acquisition related intangibles amortization	0.02	0.03	0.10	0.10
Add: Employee share-based compensation costs	0.09	0.03	0.31	0.21
Less: Gain on discontinuation of equity accounted investment	—	—	—	(0.01)
Add: Change in fair value of financial asset measured at FVTPL	—	*	—	*
Add: Interest expense on financial liabilities measured at amortized cost#	0.04	0.23	0.14	0.68
Add: Income tax expense#	0.02	0.01	0.18	0.22
Add (Less): Share of (profit) loss of equity-accounted investees	*	*	*	*
Adjusted Diluted Earnings per Share	0.42	0.32	1.56	1.56

* Less than $0.01.

# For the quarter and year ended March 31, 2026, the impact of interest expense on financial liabilities measured at amortized cost related to our 2028 Notes and the gain on change in carrying value thereof along with the related income tax has already been considered in calculation of diluted earnings per share for the period as per IFRS.

The following tables reconcile our revenue (an IFRS measure) and Adjusted Margin (a segment profitability measure) in terms of reported amount and constant currency(1) amount for the periods indicated:

(Unaudited)	For the three months ended March 31, 2026
	Revenue					Adjusted Margin
Reported Amount and Constant Currency Amount	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Amount	58,726	121,768	35,944	33,678	250,116	99,320	115,929	41,125	25,371
Impact of Foreign Currency Translation	2,989	5,839	1,364	1,661	11,853	4,975	6,260	1,576	1,222
Constant Currency Amount	61,715	127,607	37,308	35,339	261,969	104,295	122,189	42,701	26,593

(Unaudited)	For the year ended March 31, 2026
	Revenue					Adjusted Margin
Reported Amount and Constant Currency Amount	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Amount	239,948	533,063	145,271	125,709	1,043,991	407,078	476,802	163,878	94,899
Impact of Foreign Currency Translation	9,602	19,071	4,675	5,251	38,599	15,980	20,122	5,404	3,866
Constant Currency Amount	249,550	552,134	149,946	130,960	1,082,590	423,058	496,924	169,282	98,765

The following tables reconcile our revenue (an IFRS measure) and Adjusted Margin (a segment profitability measure) in terms of reported growth and constant currency(1) growth for the periods indicated:

(Unaudited)	For the three months ended March 31, 2026
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	-4.7%	-1.2%	7.3%	24.5%	1.9%	5.4%	5.8%	12.7%	21.3%
Impact of Foreign Currency Translation	4.8%	4.7%	4.1%	6.1%	4.8%	5.3%	5.7%	4.4%	5.8%
Constant Currency Growth	0.1%	3.5%	11.4%	30.6%	6.7%	10.7%	11.5%	17.1%	27.1%

(Unaudited)	For the year ended March 31, 2026
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	-0.7%	2.4%	21.7%	29.6%	6.7%	9.1%	11.0%	25.1%	31.8%
Impact of Foreign Currency Translation	4.0%	3.7%	3.9%	5.4%	4.0%	4.3%	4.7%	4.2%	5.3%
Constant Currency Growth	3.3%	6.1%	25.6%	35.0%	10.7%	13.4%	15.7%	29.3%	37.1%

MAKEMYTRIP LIMITED

SELECTED OPERATING AND FINANCIAL DATA

(Unaudited)

	For the three months ended March 31		For the year ended March 31
	2025	2026	2025	2026
	(in thousands, except percentages)
Unit Metrics
Air Ticketing – Flight segments(1)	14,775	14,462	58,701	59,057
Hotels and Packages – Room nights (2)	9,554	11,010	37,000	43,528
Standalone Hotels – Room nights (2)	9,319	10,759	36,039	42,540
Bus Ticketing – Bus tickets(3)	28,845	36,797	106,483	141,482

Adjusted Margin
Air Ticketing(4)	$94,192	$99,320	$373,092	$407,078
Hotels and Packages	109,608	115,929	429,477	476,802
Bus Ticketing	36,475	41,125	130,967	163,878
Others	20,919	25,371	72,026	94,899

Gross Bookings
Air Ticketing(4)	$1,531,036	$1,436,856	$5,867,918	$5,830,789
Hotels and Packages	607,402	638,910	2,417,425	2,661,077
Bus Ticketing	341,273	403,537	1,249,564	1,602,407
Other Transport Services	73,435	71,228	268,240	296,569
	$2,553,146	$2,550,531	$9,803,147	$10,390,842

Adjusted Margin %
Air Ticketing(4)	6.2%	6.9%	6.4%	7.0%
Hotels and Packages	18.0%	18.1%	17.8%	17.9%
Bus Ticketing	10.7%	10.2%	10.5%	10.2%

Notes:

1.
“Flight segments” means a flight between two cities, including flights booked as part of a longer itinerary or a package, and is reported net of cancellations.

2.
“Hotels and Packages – Room nights” refers to the number of room nights booked through our online and offline platforms as part of a package that includes elements of travel and accommodation services and “Standalone Hotels – Room nights”.

“Standalone Hotels – Room nights” refers to room nights booked through our online and offline platforms on a standalone basis. (excluding room nights booked as part of a package that includes elements of travel and accommodation services).

“Room nights” refers to the total number of hotel rooms occupied by a customer or group, multiplied by the number of nights/days that such customer or group occupies those rooms, and is reported net of cancellations.

3.
“Bus tickets” means tickets issued to customers for bus journeys, and is reported net of cancellations. Prior to the quarter ended March 31, 2025, we reported “Travelled tickets” which was the total number of bus journeys undertaken by our customers for the relevant period.

4.
Excludes flight segments booked as a component of bookings for our Hotels and Packages segment.